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Exhibit 23(c)

May 14, 2004

Consent of Independent Auditors

The Board of Directors
General Electric Company:

We consent to the incorporation by reference in the registration statement on Amendment No. 9 to Form S-8 (No. 333-74415) of General Electric Company of our report dated September 2, 2003 on the ITI 401(k) Plan (the "Plan").

This report is related to the statements of net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits of the Plan for the year ended December 31, 2002, and the related supplemental schedule of assets held for investment purposes of the Plan and Schedule G (Form 5500), which appear in the December 31, 2002 annual report on Form 11-K of the Plan.

/s/ Spence, Marston, Bunch, Morris & Co.

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  Exhibit 23(c)